
THE WORLD BANK                                         1818 H Street N.W.               (202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  Washington, D.C.  20433          Cable Address:  INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION                  U.S.A.                           Cable Address:  INDEVAS


                                                         File No. 1-3431
                                                         REGULATION BW
                                                         RULE 2
                                                         February 10, 1999




Via Edgar


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

         Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

         (a) the Managements Discussion & Analysis and Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending December 31, 1998; and

         (b) the list of transactions with regard to the Bank's securities and borrowings during the quarter ending December 31, 1998.

                                                Sincerely yours,



                                                Scott B. White
                                            Chief Counsel, Finance





Attachments

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT







                                     [LOGO]








                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                DECEMBER 31, 1998
                                   (UNAUDITED)



Table of Contents
December 31, 1998


Management's Discussion and Analysis................................     4

Balance Sheet.......................................................     6

Statement of Income.................................................     7

Statement of Comprehensive Income ..................................     8

Statement of Changes in Retained Earnings...........................     8

Statement of Cash Flows.............................................     9

Notes to Financial Statements.......................................    10

Review Report of Independent Accountants............................    14



MANAGEMENT'S DISCUSSION AND ANALYSIS


This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 1998 (FY1998). IBRD undertakes no obligation to update any forward-looking statements made in such document. In addition to significant financial highlights, any material changes which occurred during the second quarter of FY1999 and which may affect IBRD's financial condition and results of operations are discussed in this document.


Results of Operations and Financial
Highlights

For the three and six months ended December 31, 1998, reported net income was $257 million and $813 million, respectively, compared with $133 million and $449 million, for the respective fiscal year 1998 periods. The second quarter increase of $124 million (93%) over the same period of the prior fiscal year is due primarily to the $75 million increase in net interest income attributable to an increased volume in lending operations. In addition to the increases of this quarter, the primary factor contributing to the year-to-date increase of $364 million (81%) was a gain of $237 million realized upon liquidation of the held-to-maturity investment portfolio during the first quarter (see Notes to Financial Statements-Note B).

Reported net income for the three and six months ended December 31, 1998 also includes the effect of $65 million and $133 million, respectively, of pension income from the Staff Retirement Plan and other postretirement benefits plans, compared to $49 million and $95 million, for the respective fiscal year 1998 periods.

At the end of the second quarter of FY1999, IBRD lending commitments reached $12,678 million. Of this amount, $8,971 million related to adjustment lending in East Asia, Eastern Europe, and Latin America. At December 31, 1998, 41% of the total amount committed for adjustment lending during the fiscal year was disbursed.

IBRD has reviewed the adequacy of its Accumulated Provision for Loan Losses in light of changes in economic conditions affecting its borrowers and has determined it to be adequate at December 31, 1998.

The net return on average interest-earning assets for the second quarter of FY1999 was 0.71%, compared to 0.42% for the second quarter of FY1998. The fiscal year-to-date net return on average interest-earning assets for FY1999 and FY1998 was 1.17% and 0.72%, respectively, compared to 0.98% for the fiscal year ended June 30, 1998.

The following are highlights of IBRD's financial performance:


IN MILLIONS                                                     FY99           FY98           FY99           FY98           FY98
                                                               2nd Qtr        2nd Qtr      Year to Date   Year to Date   Full Year
-----------------------------------------------------------------------------------------------------------------------------------
   Net interest income ...............................   $       558    $       483    $     1,337    $       992    $     1,970

   Average interest-earning assets ...................   $   143,169    $   124,442    $   137,928    $   123,553    $   127,138

   Return on loans ...................................          6.72%          6.44%          6.71%          6.47%          6.54%

   Return on investments .............................          5.03%          5.67%          7.08%          5.71%          5.62%

   Cost of borrowings ................................          6.13%          6.09%          6.12%          6.07%          6.10%
-----------------------------------------------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS


FUNDING RESOURCES

Equity

IBRD's subscribed capital at the end of the second quarter of FY1999 was $186,436 million, of which $11,288 million has been paid in. IBRD's equity also included $17,004 million of retained earnings.

Borrowings

At December 31, 1998, total borrowings, after swaps, stood at $115,695 million, of which $56,552 million was at variable rates. The currency composition of borrowings outstanding has become more U.S. dollar- based as IBRD's borrowers have increasingly selected U.S. dollar-denominated loans and also reflects significant swap activity undertaken during the second quarter to complete the conversion of currencies funding loans which were converted from multicurrency pool loans into single currency pool terms.

NEW LENDING INSTRUMENT

During the second quarter of FY1999, IBRD established a new lending instrument, the Special Structural Adjustment Loan (SSAL), in order to respond to the needs of borrowers experiencing significant economic difficulties from recent financial market crises throughout the world. At December 31, 1998 $3,030 million of SSALs had been committed (see Notes to Financial Statements-Note D for a discussion of the financial terms of these loans).

ECONOMIC AND MONETARY UNION IN EUROPE (EMU)

To address the changes required by EMU, which became effective January 1, 1999, IBRD has adopted a phased approach to converting its operations from legacy currencies to the euro, rather than converting all of its operations to euro at once. Since there is no financial incentive to either IBRD or its borrowers to convert to euro immediately, IBRD will undertake a gradual conversion that provides flexibility for each business area to modify its business processes, databases, and systems in response to its specific needs.

For new loans and guarantees after January 1, 1999, the euro is one of the currencies offered by IBRD.

BALANCE SHEET
EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                                                     December 31, 1998 June 30, 1998
                                                                                                         (Unaudited)
                                                                                                          ----------    ------------
                                     ASSETS
Due from banks .........................................................................................   $     671    $     767
Investments Note-B
   Trading .............................................................................................      28,768       23,284
   Held-to-maturity ....................................................................................                    2,673
Assets designated for other postretirement benefits-Note C .............................................                    1,456
Securities purchased under resale agreementsTrading ....................................................           7          466
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital .................       1,720        1,890
Receivable from currency swaps
   InvestmentsTrading ..................................................................................      12,574       10,510
   Borrowings ..........................................................................................      73,891       55,767
Loans outstanding Note-D
   Total loans .........................................................................................     169,831      157,641
   Less undisbursed balance ............................................................................      52,961       51,065
                                                                                                           ---------    ---------
      Loans outstanding ................................................................................     116,870      106,576
   Less accumulated provision for loan losses ..........................................................       3,560        3,240
                                                                                                           ---------    ---------
      Loans outstanding net of accumulated provision ...................................................     113,310      103,336
                                                                                                           ---------    ---------
Other assets Note-C ....................................................................................       5,166        4,822
                                                                                                           ---------    ---------
Total assets ...........................................................................................   $ 236,107    $ 204,971
                                                                                                           ---------    ---------
                                                                                                           ---------    ---------
                                      Liabilities
Borrowings
   Short-term ..........................................................................................   $   5,626    $   6,729
   Medium- and long-term ...............................................................................     109,652       96,860
Securities sold under repurchase agreements and payable for cash collateral received Note-B
   Trading .............................................................................................         320          860
   Held-to-maturity ....................................................................................          --        1,374
Payable for currency swaps
   InvestmentsTrading ..................................................................................      13,581       10,113
   Borrowings ..........................................................................................      74,308       57,755
Payable for Board of Governors-approved transfers Note-E ...............................................         677          122
Liabilities for other postretirement benefits Note-C ...................................................          91          717
Other liabilities ......................................................................................       4,107        3,927
                                                                                                           ---------    ---------
      Total liabilities ................................................................................     208,362      178,457
                                                                                                           ---------    ---------

Equity
Capital stockAuthorized (1,581,724 sharesDecember 31, 1998 and  June 30, 1998)
   Subscribed (1,545,457 sharesDecember 31, 1998 and June 30, 1998) ....................................     186,436      186,436
   Less uncalled portion of subscriptions ..............................................................     175,148      175,148
                                                                                                           ---------    ---------
                                                                                                              11,288       11,288
Amounts to maintain value of currency holdings of paid-in capital stock ................................        (406)        (554)
Payments on account of pending subscriptions ...........................................................           7            7
Retained earnings (see Statement of Changes in Retained Earnings, Note E) ..............................      17,004       16,733
Accumulated other comprehensive incomeNote F ...........................................................        (148)        (960)
                                                                                                           ---------    ---------
      Total equity .....................................................................................      27,745       26,514
                                                                                                           ---------    ---------
Total liabilities and equity ...........................................................................   $ 236,107    $ 204,971
                                                                                                           ---------    ---------
                                                                                                           ---------    ---------



The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME
EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                             Three Months Ended  Six Months Ended
                                                                                December 31        December 31
                                                                                 (Unaudited)       (Unaudited)
                                                                               ---------------   ---------------

                                                                                1998     1997     1998     1997
                                                                               ------   ------   ------   ------
Income
   Loans-Note D ............................................................   $1,947   $1,680   $3,782   $3,374
   Investments-Note B
      Trading ..............................................................      360      263      672      518
      Held-to-maturity .....................................................     --         43      284       83
   Securities purchased under resale agreements ............................        3       15        9       21
   Income from Staff Retirement Plan and other postretirement benefits plans       65       49      133       95
   Other ...................................................................       12        2       15        4
                                                                               ------   ------   ------   ------
        Total Income .......................................................    2,387    2,052    4,895    4,095
                                                                               ------   ------   ------   ------
Expenses
   Borrowings ..............................................................    1,747    1,494    3,378    2,958
   Securities sold under repurchase agreements and payable for cash ........        5       24       32       46
      collateral received
   Administrative ..........................................................      225      201      454      396
   Provision for loan losses Note-D ........................................      115      168      150      180
   Other ...................................................................        5        1        5        5
                                                                               ------   ------   ------   ------
        Total expenses .....................................................    2,097    1,888    4,019    3,585
                                                                               ------   ------   ------   ------
Operating Income ...........................................................      290      164      876      510
Less contributions to special programs .....................................       33       31       63       61
                                                                               ------   ------   ------   ------
Net Income .................................................................   $  257   $  131   $  813   $  449
                                                                               ------   ------   ------   ------
                                                                               ------   ------   ------   ------














The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME
EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                              Three Months Ended Six Months Ended
                                                  December 31      December 31
                                                  (Unaudited)       (Unaudited)
                                               ----------------   ---------------
                                                 1998    1997       1998     1997
                                                 ----    ----       ----     ----
Net income .................................   $  257   $  133    $  813   $  449
Other comprehensive income Note-F
   Currency translation adjustments ........      437     (335)      812     (701)
                                               ------   ------    ------   ------
Total other comprehensive income (loss).....      437     (335)      812     (701)
                                               ------   ------    ------   ------
Comprehensive income (loss) ................   $  694   $ (202)   $1,625   $ (252)
                                               ------   ------    ------   ------
                                               ------   ------    ------   ------




STATEMENT OF CHANGES IN RETAINED EARNINGS
EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                         Six Months Ended
                                                                           December 31
                                                                           (Unaudited)
                                                                         ----------------
                                                                          1998      1997
                                                                         ------   -------
Retained earnings at beginning of the fiscal year ....................   $16,733  $16,194
   Board of Governors-approved transfers-Note E ......................      (542)    (554)
   Net income for the period .........................................       813      449

Retained earnings at end of the period ...............................   $17,004  $16,089
                                                                         -------  -------
                                                                         -------  -------








The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS
EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                    Six Months Ended December 31
                                                                                            (Unaudited)
                                                                                   -------------------------------
                                                                                      1998               1997
                                                                                   ------------       ------------
Cash flows from lending and investing activities
   Loans
      Disbursements ...............................................................   $ (9,547)        $(11,245)
      Principal repayments and prepayments ........................................      4,983            5,584
   Investments: Held-to-maturity
      Purchases of securities and repayments of securities sold under repurchase ..    (13,266)          (8,938)
        agreements
      Maturities of securities and proceeds from securities sold under repurchase .     13,426            8,956
        agreements
      Proceeds from sale of held-to-maturity portfolio ............................      1,389             --
                                                                                      --------         --------
           Net cash provided by (used in) lending and investing activities ........     (3,015)          (5,643)
                                                                                      --------         --------
Cash flows used for payments for Board of Governors-approved transfers ............         (9)            (597)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues ..................................................................     12,606            8,542
      Retirements .................................................................     (6,400)          (8,968)
   Net short-term borrowings ......................................................     (1,188)           5,982
   Net currency swaps .............................................................         (7)              41
   Net capital stock transactions .................................................        133               77
                                                                                      --------         --------
           Net cash provided by financing activities ..............................      5,144            5,674
                                                                                      --------         --------
Cash flows from operating activities
   Net income .....................................................................        813              449
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization ...............................................        291              398
      Provision for loan losses ...................................................        150              180
      Net changes in other assets and liabilities .................................         32               54
      Gain on sale of held-to-maturity portfolio ..................................       (237)            --
                                                                                      --------         --------
           Net cash provided by operating activities ..............................      1,049            1,081
                                                                                      --------         --------
Effect on liquid investments due to decrease in net assets associated with other
   postretirement benefits ........................................................        650             --
Effect of exchange rate changes on unrestricted cash and liquid investments .......        324              (98)
                                                                                      --------         --------
Net increase in unrestricted cash and liquid investments ..........................      4,143              417
Unrestricted cash and liquid investments at beginning of the fiscal year ..........     23,349           16,829
                                                                                      --------         --------
Unrestricted cash and liquid investments at end of the period .....................   $ 27,492         $ 17,246
                                                                                      --------         --------
                                                                                      --------         --------
Composed of
   Investments held in trading portfolio ..........................................   $ 28,768         $ 17,479
   Unrestricted currencies (included in Due from banks) ...........................         53               49
   Net payable for investment securities traded/purchased .........................         (9)             (96)
   Net (payable) receivable from currency swapsInvestments ........................     (1,007)             242
   Net payable for securities purchased/sold under resale/repurchase agreements and       (313)            (428)
      payable for cash collateral received
                                                                                      --------         --------
                                                                                      $ 27,492         $ 17,246
                                                                                      --------         --------
                                                                                      --------         --------
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding ...........................................................   $  5,730         $ (4,611)
      Investments: Held-to-maturity ...............................................         13                6
      Borrowings ..................................................................      6,243           (4,356)
      Currency swaps-Borrowings ...................................................     (1,564)             699





The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENT


NOTE A-FINANCIAL INFORMATION


The unaudited condensed financial statements should be read in conjunction with the June 30, 1998 financial statements and the notes included therein. A review of the interim financial information for the three and six months ended December 31, 1998 and 1997, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B-INVESTMENTS

In 1994 IBRD purchased long-term sterling-denominated UK government securities for the purpose of matching the duration of several sterling-denominated long-term liabilities. IBRD intended to hold these securities until maturity and use their proceeds to liquidate the sterling liabilities as they became due.

During the first quarter of fiscal year 1999, IBRD decided to take advantage of unusually favorable market conditions by executing swap agreements that effectively transformed the sterling liabilities into floating rate obligations. At the same time, the sterling UK government securities in the held-to-maturity portfolio were liquidated and the proceeds reinvested in floating rate securities.

At the time of their liquidation, the sterling UK government securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million respectively. This resulted in a realized gain of $237 million upon liquidation.

NOTE C-OTHER POSTRETIREMENT BENEFITS PLANS

At June 30, 1998, the balance sheet included $1,456 million in assets and $717 million in liabilities related to the Retired Staff Benefits Plan (RSBP). The benefits of this plan were grouped in accounts of two major types: health and life insurance benefits, and pension benefits administered outside the Staff Retirement Plan (SRP), and covered substantially all the staff of IBRD, the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). During the first quarter of fiscal year 1999, the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet and treated in accordance with Statement of Financial Accounting Standards (SFAS) 106, "Employer's Accounting for Postretirement Benefits Other than Pensions". As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. Liabilities of $91 million for other postretirement benefits shown on the balance sheet represent pension benefits administered outside the SRP.

The difference between the value of the off-balance sheet assets and liabilities remaining in the RSBP represents a prepaid postretirement benefits cost. The portion of this asset that is attributable to IBRD has been included in Other Assets on the balance sheet. In November 1998 IBRD paid a combined total of $132 million to the International Development Association (IDA), IFC, and MIGA which represented their shares of the remaining net assets previously designated to satisfy postretirement benefits.

NOTE D-LOANS AND GUARANTEES

Financial Terms of Loans

During the first quarter of fiscal year 1999, the lending spread charged by IBRD to its borrowers was increased by 25 basis points to 75 basis points for loans negotiated on or after July 31, 1998. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

On October 22, 1998, IBRD established a new lending instrument, the Special Structural Adjustment Loan (SSAL), in order to respond to the needs of borrowers experiencing significant economic difficulties from recent financial market crises throughout the world. SSAL terms include a six-month USD LIBOR equivalent interest rate plus a minimum fixed spread which is currently set at 400 basis points, but may vary over time depending on IBRD's overall risk-bearing

NOTES TO FINANCIAL STATEMENT


capacity and market conditions. These loans have a maturity of five years with a three-year grace period, a front-end fee of one percent of the principal amount payable on effectiveness, and are not eligible for waivers of interest or commitment charges.

Waivers of Loan Interest and Charges

For payment periods beginning during the fiscal year ending June 30, 1999, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers is in effect, except that for new loans negotiated on or after July 31, 1998, which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A waiver of 25 basis points was in effect for the fiscal year ended June 30, 1998. For the three and six months ended December 31, 1998, the effect of this waiver was to reduce Net Income by $18 million and $72 million, respectively, compared to $61 million and $122 million, for the respective fiscal year 1998 periods.

A one-year commitment charge waiver of 50 basis points is in effect on undisbursed eligible loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1999. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1998. For the three and six months ended December 31, 1998, the effect of the commitment charge waiver was to reduce Net Income by $55 million and $107 million, respectively, compared to $55 million and $109 million for the respective fiscal year 1998 periods.

Overdue Amounts

At December 31, 1998, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At December 31, 1998, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,146 million ($2,044 million-June 30, 1998), of which $1,260 million ($1,142 million-June 30, 1998) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,015 million ($948 million-June 30, 1998). If these loans had not been in nonaccrual status, income from loans for the three and six months ended December 31, 1998 would have been higher by $17 million and $31 million, respectively, compared to $25 million and $56 million for the respective fiscal year 1998 periods. A summary of countries with loans in nonaccrual status follows:



     IN MILLIONS


     --------------------------------------------------------------------------------------------------------------------------
                                                                 December 31, 1998
     --------------------------------------------------------------------------------------------------------------------------
     Borrower                                                Principal            Principal,             Nonaccrual since
                                                             outstanding          interest and
                                                                                  charges overdue
     --------------------------------------------------------------------------------------------------------------------------
     With overdues
        Congo, Democratic Republic of .....................            84                     95          November 1993

        Congo, Republic of ................................            71                     32          November 1997

        Iraq ..............................................            46                     76          December 1990

        Liberia ...........................................           143                    286          June 1987

        Sudan .............................................             6                      5          January 1994

        Syrian Arab Republic ..............................            67                     206(1)      February 1987

        Yugoslavia, Federal Republic of (Serbia and
           Montenegro) ....................................         1,148                   1,575         September 1992
                                                                 --------               --------
        Total .............................................         1,565                  2,275

     Without overdues

        Bosnia and Herzegovina ............................           581                     --          September 1992
                                                                 --------               --------
     Total ................................................      $  2,146               $  2,275
                                                                 --------               --------
                                                                 --------               --------




--------------------------------------------------------------------------------
1 Represents interest and charges overdue.

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 1998 was $2,125 million and $2,090 million, respectively, compared to $2,086 million and $2,188 million for the respective fiscal year 1998 periods.

During the six months ended December 31, 1998 and December 31, 1997, no loans came out of nonaccrual status.

Accumulated Provision for Loan Losses

An analysis of the changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 1998 and for the fiscal year ended June 30, 1998 appears below:


     In millions
                                                     December 31 June 30
                                                       -------   -------
     Balance, beginning of the fiscal
        year .......................................   $ 3,240   $ 3,210

     Provision for loan losses .....................       150       251

     Translation adjustment ........................       170      (221)
                                                       -------   -------
     Balance, end of the period ....................   $ 3,560   $ 3,240
                                                       -------   -------
                                                       -------   -------



Of the Accumulated Provision for Loan Losses of $3,560 million ($3,240 million-June 30, 1998), $1,000 million is attributable to the nonaccruing loan portfolio at December 31, 1998 ($1,000 million-June 30, 1998).

Guarantees

Guarantees of $2,239 million at December 31, 1998 ($2,047 million-June 30, 1998) were not included in reported loan balances. At December 31, 1998, $362 million of these guarantees were subject to call ($371 million-June 30, 1998).

Fifth Dimension Program

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At December 31, 1998, IDA had approved credits of $1,604 million ($1,590 million-June 30, 1998) under this program from its inception, of which $1,551 million ($1,531 million-June 30, 1998) had been disbursed to the eligible countries.

NOTE E-RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at December 31, 1998 and June 30, 1998:



In millions
-------------------------------------------------------------
                              December 31      June 30
                              -------------    ----------
Special Reserve ......        $        293     $     293

General Reserve ......              15,409        14,659

Pension Reserve ......                 294           112

Surplus ..............                 195           426

Unallocated Net Income                 813         1,243
                              ------------     ---------
Total ................        $     17,004     $  16,733
                              ------------     ---------
                              ------------     ---------




On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

On July 31, 1998, the Executive Directors allocated $750 million of the net income earned in the fiscal year ended June 30, 1998 to the General Reserve and $182 million to the Pension Reserve, representing the difference between actual funding of the SRP and its accounting expenses for the fiscal year 1998. This Pension Reserve would be reduced if, in any future fiscal year, pension accounting expenses were to exceed the actual funding of the SRP.

On October 8, 1998, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $210 million in SDRs (valued at June 30, 1998) to IDA by way of grant and a grant of $100 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $142 million in SDRs (valued at June 30, 1998) to IDA from Surplus by way of grant. The total amount of these transfers by IBRD to IDA ($352 million) will be drawn down by IDA after all other resources available to IDA for purposes of IDA's Eleventh Replenishment have been drawn down.

At December 31, 1998, all of the above-mentioned Board-approved transfers are included in Payable for Board of Governors-approved Transfers on the balance sheet.

NOTE F-COMPREHENSIVE INCOME

During the first quarter of fiscal year 1999, IBRD adopted the Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 defines and establishes the standards for reporting comprehensive income. Under SFAS No. 130 certain items which historically were not recognized in the calculation of net income are now included in the broader definition of comprehensive income. For IBRD comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 1998 and 1997:



In millions
                                                           Accumulated Other Comprehensive Income(2)
                                                                       1998     1997
                                                                      -----    -----
Balance, beginning of the fiscal year .....................           $(960)   $  85

Changes from period activity ..............................             812     (701)
                                                                      -----    -----
Balance, end of the period ................................           $(148)   $(616)
                                                                      -----    -----
                                                                      -----    -----



--------
2 The total accumulated other comprehensive income represents the cumulative translation adjustment.

14   IBRD Condensed Financial Statements


REVIEW REPORT OF INDEPENDENT ACCOUNTANTS


     DELOITTE TOUCHE
            TOHMATSU
(INTERNATIONAL FIRM)
--------------------                    ----------------------------------------
              [LOGO]                    1900 M Street NW
                                        Washington, D.C.


President and Board of Governors
International Bank for Reconstruction and Development

     We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 1998, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and six-month periods ended December 31, 1998 and 1997. These financial statements are the responsibility of IBRD's management.

     We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with the International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United Stated of America and with International Accounting Standards.

     We have previously audited, in accordance with auditing standards generally accepted in the United State of America and with International Standards on Auditing, the balance sheet, including the summary statements of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 1998, and the related statements of income, changes in retained earnings, changes in cumulative translation adjustment, and cash flows for the year then ended (not presented herein): and in our report dated July 29, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 1998 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/S/DELOITTE TOUCH TOHMATSU (INTERNATIONAL FIRM)

January 28, 1999




                           -----------------------------------------------------
                           Beijing   London    Mexico City    Moscow    New York
                           Paris     Tokyo     Toronto

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                             LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
                NEW BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998

Source    :    Public


Description                                                                              Bond            US$           Settlement
                                                           Issue #  Currency  Tranche    Amount        Equivalent          Date
-----------------------------------------------------------------------------------------------------------------------------------
EURO
----
EURO 80M 4.04% EUROBONDS DUE OCTOBER 2008                     733     EUR      1       80,000,000      95,840,522     14-OCT-1998

Pounds sterling
---------------
GBP 75 MILLION 7% NOTES OF 1998, DUE JUNE 7, 2002             590     GBP      2       75,000,000     128,062,500     05-OCT-1998
GBP 125 MILLION REOPENING OF 7% EUROBOND DUE JUNE 7, 2002     590     GBP      3      125,000,000     211,725,000     27-OCT-1998
GBP 75 MILLION REOPENING OF 7.125% GBP EUROBONDS DUE 2007     607     GBP      4       75,000,000     127,927,500     22-OCT-1998
IBRD 75 Million 6.5% Euronotes of 1998, due January 7, 2003   643     GBP      2       75,000,000     128,197,500     01-OCT-1998
GBP 125 MILLION REOPENING OF GBP 375 MILLION 6.5%             643     GBP      3      125,000,000     212,575,000     16-OCT-1998
GBP 200 MILL REOPEN OF GBP 500M 6.5% EURONOTES DUE 1/7/2003   643     GBP      4      200,000,000     333,580,000     17-NOV-1998
GBP 75 MILL REOPEN OF GBP 700M 6.5% EURONOTES DUE 1/7/2003    643     GBP      5       75,000,000     125,092,500     17-NOV-1998
GBP 100 MILLION REOPENING OF 6.5% EUROBONDS DUE 1/7/2003      643     GBP      6      100,000,000     166,650,002     08-DEC-1998
GBP 50 MILLION REOPENING OF 6.25% EUROBONDS DUE 11/4/1998     659     GBP      2       50,000,000      83,380,000     04-NOV-1998
GBP 50 Mil Reopening of O/S 250 Mil 6.25% bonds due 11/2004   659     GBP      3       50,000,000      82,705,000     26-NOV-1998
GBP 50 MILLION REOPENING OF OUTSTANDING 6.25%                 659     GBP      4       50,000,000      82,705,000     26-NOV-1998
GBP 200 Million 5.40% Eurobonds due June 7, 2021              735     GBP      1      200,000,000     338,740,000     07-OCT-1998
GBP 100 mil increase 5.4% Eurobonds due June 7, 2021          735     GBP      2      100,000,000     169,370,000     07-OCT-1998
GBP 50 MILLION REOPENING OF 5.4% EUROBONDS                    735     GBP      3       50,000,000      84,115,000     28-OCT-1998
GBP 200 MILLION 5.625% EUROBONDS DUE NOVEMBER 3, 2008         737     GBP      1      200,000,000     335,460,000     03-NOV-1998
GBP 150 MILLION 5.375% EUROBONDS DUE DECEMBER 2001            744     GBP      1      150,000,000     248,143,062     03-DEC-1998
GBP 20 MILLION 5% EUROBOND DUE NOV 6, 2000                    748     GBP      1       20,000,000      33,054,000     06-NOV-1998
                                                                                                    -------------
** Total By Currency                                                                                2,891,482,064
                                                                                                    -------------


               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                           LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
                NEW BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998


Source    :    Public


Description                                                                                 Bond            US$         Settlement
                                                            Issue #  Currency  Tranche     Amount        Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------
Greek drachmas
--------------
GRD 14.5 BILLION 6.45% GLOBAL NOTES DUE 12/02/03               750     GRD      1       14,500,000,000    50,997,077   02-DEC-1998
7-3/8% GRD 20BN EURONOTES OF 1998, DUE 12/11/01                754     GRD      1       20,000,000,000    71,469,403   11-DEC-1998
GRD 10BILL INCREASE OF GRD 20B 7.375% EURONOTES DUE 12/11/01   754     GRD      2       10,000,000,000    35,734,702   11-DEC-1998
                                                                                                         -----------
** Total By Currency                                                                                     158,201,182
                                                                                                         -----------

Italian lire
------------
ITL 200 BIL. STEP DOWN FIX-REVERSE FLOATER DUE NOV. 5, 2018     31     ITL      1      200,000,000,000   122,434,238   04-NOV-1998
ITL 125 BILL MULTICALL STEPDOWN FIX/REVERSE FLOAT DUE 101918    80     ITL      1      125,000,000,000    77,390,276   19-OCT-1998
ITL 100 Bil 22-YR Multi-Call Step-Down Fixed/Rev due10/14/20    81     ITL      1      100,000,000,000    61,201,009   14-OCT-1998
ITL 50Bil Inc of 22yr Multi-Call StepDown FxRev due 10/14/20    81     ITL      2       50,000,000,000    30,600,504   14-OCT-1998
ITL 100 BIL MULTI-CALL STEP-DOWN FIX-REV. DUE NOV. 5, 2018      82     ITL      1      100,000,000,000    60,784,361   05-NOV-1998
ITL 100 Bil 15yr MultiCall StepDn FxRev FL bonds due 1120/13    85     ITL      1      100,000,000,000    60,606,795   20-NOV-1998
ITL 100Bil 20Yr Callable StepDwn FxRev Fl Bonds due 11/20/18    86     ITL      1      100,000,000,000    60,606,795   20-NOV-1998
ITL 100 billion 20-YR STEP DOWN FIXED REVERSE FLOATER           87     ITL      1      100,000,000,000    59,988,002   03-DEC-1998
ITL 100Bil 20Yr MultiCall StpDn FxRev Flt bonds due 12/3/18     88     ITL      1      100,000,000,000    59,988,002   03-DEC-1998
                                                                                                         -----------
** Total By Currency                                                                                     593,599,982
                                                                                                         -----------


                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
                NEW BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998


Source    :    Public


Description                                                                                 Bond            US$         Settlement
                                                            Issue #  Currency  Tranche     Amount        Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------

New Zealand dollars
-------------------
NZD 250 Mill 5.5% Global Bonds due Nov 3, 2008                 739     NZD      1        250,000,000      132,125,000  03-NOV-1998
NZD 100MN REOPENING OF 5.5% EUROBONDS DUE NOVEMBER 3, 2008     739     NZD      2        100,000,000       52,174,911  14-DEC-1998
NZD 250 mill 5.375% 5-year Global Notes due Nov 6, 2003        742     NZD      1        250,000,000      133,625,000  06-NOV-1998
NZD 250 MILLION 5.5% GLOBAL NOTES DUE APRIL 15, 2004           753     NZD      1        250,000,000      130,512,183  10-DEC-1998
                                                                                                       -------------
** Total By Currency                                                                                     448,437,094
                                                                                                       -------------

United States dollars
---------------------
USD 500 MILL 5% EURONOTES DUE NOV 4, 2005                      741     USD      1        500,000,000      500,000,000  05-NOV-1998
USD250M REOPENING OF THE 5.00% EUROBONDS DUE 11/05             741     USD      2        250,000,000      250,000,000  20-NOV-1998
USD 150M REOPENING OF USD 750M 5.0 PERCENT DUE NOV. 4, 2005    741     USD      3        150,000,000      150,000,000  17-DEC-1998
USD100 MIL. REOPENING OF 5.0% USD900 MIL. NOTES DUE 11/05      741     USD      4        100,000,000      100,000,000  17-DEC-1998
USD 750 mill 5% Euronotes due Oct 29, 2008                     743     USD      1        750,000,000      750,000,000  29-OCT-1998
USD 750 MIL 4.75% EURONOTES DUE NOVEMBER 5, 2003               746     USD      1        750,000,000      750,000,000  05-NOV-1998
USD 250 m.Inc of the USD 750 Mil 4.75% notes due 11/5/2003     746     USD      2        250,000,000      250,000,000  05-NOV-1998
USD 1 BIL 4.875% EURONOTES DUE DEC 3, 2001                     751     USD      1      1,000,000,000    1,000,000,000  03-DEC-1998
USD 500MILLION 5.5% EURONOTES DUE NOV. 25, 2013                752     USD      1        500,000,000      500,000,000  25-NOV-1998
                                                                                                       -------------
** Total By Currency                                                                                   4,250,000,000
                                                                                                       -------------


                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
                NEW BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998


Source    :    Public


Description                                                                                 Bond            US$         Settlement
                                                            Issue #  Currency  Tranche     Amount        Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------

South African Rand
------------------

ZAR 100 Million 18.50% Euronotes of 1998, due Oct. 29, 2001    736     ZAR      1      100,000,000        17,462,674   29-OCT-1998
ZAR 100 MILLION 16% EUROBOND DUE NOVEMBER 23, 2001             747     ZAR      1      100,000,000        17,681,903   23-NOV-1998
                                                                                                      -------------
** Total By Currency                                                                                     35,144,577
                                                                                                      -------------

                                                                                                      -------------
** Total By Source                                                                                    8,472,705,421
                                                                                                      -------------



                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                           LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
                NEW BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998


Source    :    Private


Description                                                                                 Bond            US$         Settlement
                                                            Issue #  Currency  Tranche     Amount        Equivalent        Date
---------------------------------------------------------------------------------------------------------------------------------

Greek drachmas
--------------
GRD 3 BILL 25 MONTH PRIVATE PLACEMENT EURONOTES DUE 1/10/01    89      GRD      1       3,000,000,000    10,659,086   08-DEC-1998

Japanese yen
------------
JPY 12.5 BILLION 5 % DUAL CURRENCY NOTE DUE OCTOBER 12, 2000   83      JPY      1      12,500,000,000    95,822,154   09-OCT-1998
F/X LINKED JPY 2 BILLION 30-YEAR NC5 FOREX NOTES due 2028      91      JPY      1       2,000,000,000    17,140,898   17-DEC-1998
JPY 1 BN FX-LINKED NOTE 20 NC5 DUE 12/17/18                    92      JPY      1       1,000,000,000     8,570,449   17-DEC-1998
                                                                                                       -----------
** Total By Currency                                                                                   121,533,501
                                                                                                       -----------

                                                                                                       -----------
** Total By Source                                                                                     132,192,587
                                                                                                       -----------

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998



Source    :    Public


                                                                                           Redemption        US$         Redemption
Description                                                  Issue #  Currency  Tranche      Amount       Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------
Canadian dollars
----------------
6.25% 5-YEAR BONDS OF 1993, DUE OCTOBER 15, 1998                37      CAD        1        200,000,000    129,407,959  15-OCT-1998
6.25% 5-YEAR BONDS OF 1993, DUE OCTOBER 15, 1998                38      CAD        1        150,000,000     97,055,969  15-OCT-1998
                                                                                                          -----------
** Total By Currency                                                                                      226,463,928
                                                                                                          -----------

Deutsche mark
-------------
6% DM Bonds of 1988, due 1998                                  256      DEM        1        500,000,000    305,436,775  19-OCT-1998
200 Million 4% Notes of 1995, due December 14, 1998            516      DEM        1        200,000,000    120,286,281  14-DEC-1998
                                                                                                          -----------
** Total By Currency                                                                                      425,723,056
                                                                                                          -----------

Spanish pesetas
---------------
10 3/8% ESB BONDS OF 1988, DUE 1998                              3      ESP        1     15,000,000,000    107,557,723  27-OCT-1998

Pounds sterling
---------------

7 1/4% GBP Bonds of 1992 due 1998                               28      GBP        1        200,000,000    334,230,184  15-DEC-1998
GBP 7 1/4% 150 MN Bonds of 1993 due 1998 (Reopening of #28)     29      GBP        1        150,000,000    250,672,638  15-DEC-1998



* Indicates Partial Maturity

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998


Source    :    Public

                                                                                           Redemption        US$        Redemption
Description                                                Issue #  Currency  Tranche        Amount       Equivalent       Date
-----------------------------------------------------------------------------------------------------------------------------------

7.0% GBP 200 million Notes of 1996 due Dec. 30, 1998         30       GBP        1         200,000,000    334,740,000   30-DEC-1998
                                                                                                         -----------
** Total By Currency                                                                                     919,642,822
                                                                                                         -----------
Italian lire
------------
ITL 150 BILLION FRNs OF 1993, DUE OCTOBER 21, 1998           23       ITL        1     150,000,000,000     93,547,120   21-OCT-1998

Japanese yen
------------
5% JPY Bonds of 1988, due Dec. 28, 1998 (6th Offering A)    167       JPY        1      48,705,000,000    419,653,627   28-DEC-1998

Netherlands guilders
--------------------
6.25% f.Bonds of 1988, due Nov. 15, 1998                     91       NLG        1         300,000,000    157,977,883   15-NOV-1998

New Zealand dollars
-------------------
8.00% NZD Notes of 1996, due October 7, 1998                550       NZD        1         100,000,000     50,200,000   07-OCT-1998

Portuguese escudos
------------------
8.5% PTE 11.6 BILLION OF 1993, DUE NOV. 16, 1998              3       PTE        1      11,600,000,000     67,067,530   16-NOV-1998



* Indicates Partial Maturity

               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998



Source    :    Public


                                                                                        Redemption          US$         Redemption
Description                                                Issue #  Currency  Tranche     Amount         Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------

United States dollars
---------------------
9-1/4% US$ Notes of 1988, due November 17, 1998            220         USD       1     291,965,000       291,965,000    17-NOV-1998
6.25% USD NOTES OF 1996, DUE DECEMBER 30, 1998             542         USD       1     200,000,000       200,000,000    30-DEC-1998
                                                                                                      -------------
** Total By Currency                                                                                    491,965,000
                                                                                                      -------------
South African Rand
------------------
ZAR 100 million 14.5% notes of 1996 due Nov.13, 1998       558         ZAR       1     100,000,000        17,647,578    13-NOV-1998
                                                                                                      -------------
** Total By Source                                                                                    2,977,446,267
                                                                                                      -------------



* Indicates Partial Maturity

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998



Source    :    Private


                                                                                        Redemption          US$         Redemption
Description                                                Issue #  Currency  Tranche     Amount         Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------

Australian dollars
------------------
5% AUD NOTES OF 1995, DUE DECEMBER 21, 1998                  515      AUD        1         150,000,000    93,600,240   21-DEC-1998

Italian lire
------------
10.50% ITL Notes of 1991 due November 26, 1998              1014      ITL        1      50,000,000,000    29,572,500   26-NOV-1998

Netherlands guilders
--------------------
7.25% NLG Private Placement of '85, Due 1991-2000             75      NLG        1          20,000,000    10,785,160   15-OCT-1998 *

United States dollars
---------------------
9.04% US$ Bonds of 1988, due 1998                            219      USD        1         100,000,000   100,000,000   28-OCT-1998
4.00% USD NOTES OF NOV 16, 95, DUE NOV. 16, 98               512      USD        1         200,000,000   200,000,000   16-NOV-1998
                                                                                                         -----------
** Total By Currency                                                                                     300,000,000
                                                                                                         -----------

                                                                                                         -----------
** Total By Source                                                                                       433,957,900
                                                                                                         -----------



* Indicates Partial Maturity

               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                           LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-OCT-1998 thru 31-DEC-1998



Source    :    Loans

                                                                                            Redemption        US$       Redemption
Description                                                 Issue #   Currency  Tranche       Amount       Equivalent      Date
------------------------------------------------------------------------------------------------------------------------------------

Japanese yen
------------
5.80% JPY Loan of 1987, due 1995/2000                         124       JPY        1       3,600,000,000   31,258,140  22-DEC-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1994-1999 (Ref. #29)           129       JPY        1       2,700,000,000   23,197,869  21-DEC-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1994-1999 (REF #29)            129       JPY        2       3,600,000,000   30,930,492  21-DEC-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1994-1999                      130       JPY        1       5,000,000,000   41,186,161  20-NOV-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1995-2000                      132       JPY        1       2,700,000,000   22,765,599  19-OCT-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1993-1998                      134       JPY        1       7,000,000,000   53,660,406  09-OCT-1998
6.43% MARKET BASED LOAN, DUE DECEMBER 20, 1998 (LLCC/AD-HOC)  203       JPY        1      62,500,000,000  536,987,714  21-DEC-1998
                                                                                                          -----------
** Total By Currency                                                                                      739,986,381
                                                                                                          -----------

                                                                                                          -----------
** Total By Source                                                                                        739,986,381
                                                                                                          -----------



* Indicates Partial Maturity

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
             MATURED BORROWINGS (COLTS) 01-OCT-1998 thru 31-DEC-1998



Source    :    Public

                                                                                       Redemption         US$          Redemption
Description                                           Issue #    Currency   Tranche      Amount        Equivalent         Date
----------------------------------------------------------------------------------------------------------------------------------

United States dollars
---------------------
7.6% COLTS DUE 15-NOV-1998                               170       USD         1       5,835,000       5,835,000      15-NOV-1998
5.2% COLTS DUE 15-DEC-1998                               280       USD         1       7,000,000       7,000,000      15-DEC-1998
8.4% COLTS DUE 01-NOV-1998                               587       USD         1       5,000,000       5,000,000      01-NOV-1998
8.95% COLTS DUE 15-DEC-1998                              660       USD         1       5,000,000       5,000,000      15-DEC-1998
9.25% COLTS DUE 15-OCT-1998                              703       USD         1          25,000          25,000      15-OCT-1998
9.3% COLTS DUE 01-OCT-1998                               704       USD         1         250,000         250,000      01-OCT-1998
9.2% COLTS DUE 30-OCT-1998                               712       USD         1         150,000         150,000      30-OCT-1998
9.22% COLTS DUE 26-OCT-1998                              731       USD         1         100,000         100,000      26-OCT-1998
9.25% COLTS DUE 30-OCT-1998                              756       USD         1         110,000         110,000      30-OCT-1998
9.15% COLTS DUE 16-NOV-1998                              782       USD         1         600,000         600,000      16-NOV-1998
9.26% COLTS DUE 18-NOV-1998                              795       USD         1         250,000         250,000      18-NOV-1998
9.42% COLTS DUE 15-DEC-1998                              849       USD         1       4,500,000       4,500,000      15-DEC-1998
9.43% COLTS DUE 15-DEC-1998                              855       USD         1          40,000          40,000      15-DEC-1998
0% COLTS DUE 30-DEC-1998                                 863       USD         1         125,000         125,000      30-DEC-1998
9.15% COLTS DUE 16-NOV-1998                              994       USD         1         400,000         400,000      16-NOV-1998
0% COLTS DUE 13-NOV-1998                                1068       USD         1         705,000         705,000      13-NOV-1998
8.7% COLTS DUE 30-OCT-1998                              1270       USD         1       5,000,000       5,000,000      30-OCT-1998
8.92% COLTS DUE 13-NOV-1998                             1476       USD         1          25,000          25,000      13-NOV-1998
                                                                                                     ----------
** Total By Currency                                                                                 35,115,000
                                                                                                     ----------

                                                                                                     ----------
** Total By Source                                                                                   35,115,000
                                                                                                     ----------


               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              PREPAYMENT ADVICES (MLT) 01-OCT-1998 thru 31-DEC-1998



Source    :    Public


                                                                                           Prepayment         US$         Prepayment
Description                                                Issue #   Currency  Tranche       Amount        Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------

Swiss francs
------------
7.25% CHF Bonds of 1990, due October 9, 2000                   227    CHF        1         150,000,000    113,524,559   09-OCT-1998

Deutsche mark
-------------
DEM 100 MILLION STEP-UP CALLABLE 5 YR NOTES DUE 30 DEC 2002     47    DEM        1         100,000,000     59,495,478   30-DEC-1998

Italian lire
------------
ITL 300 BIL CALLABLE FLOATING/FIXED BOND DUE OCT. 16, 2007      40    ITL        1     300,000,000,000    184,873,639   16-OCT-1998

United States dollars
---------------------
USD 100 MILLION 10NC1 BOND DUE OCTOBER 15, 2007                 41    USD        1         100,000,000    100,000,000   15-OCT-1998
US$ 50 MILLION 7.18%, 1 yr. CALLABLE DUE OCTOBER 15, 2007       41    USD        2          50,000,000     50,000,000   15-OCT-1998
USD 100 million 10nc1 Bond due November 14, 2007                44    USD        1         100,000,000    100,000,000   14-NOV-1998
                                                                                                         -----------
** Total By Currency                                                                                     250,000,000
                                                                                                         -----------

                                                                                                         -----------
** Total By Source                                                                                       607,893,676
                                                                                                         -----------


               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          LIABILITIES MANAGEMENT SYSTEM


                       SEC Report On Changes in Borrowings
              PREPAYMENT ADVICES (MLT) 01-OCT-1998 thru 31-DEC-1998



Source    :    Loans


                                                                                        Prepayment          US$          Prepayment
Description                                                 Issue #  Currency  Tranche    Amount        Equivalent        Date
-----------------------------------------------------------------------------------------------------------------------------------


Japanese yen
------------
JPY 1 BILLION MULTI-UP CALLABLE LOAN,11/25/98,DUE 11/26/2007  221     JPY        1     1,000,000,000     8,268,905      25-NOV-1998
